FOR IMMEDIATE RELEASE
July 10, 2009

Manulife Financial announces completion of $1 billion issue of Innovative Tier 1 Notes

TORONTO – Manulife Financial announced today that Manulife Financial Capital Trust II, a trust wholly-owned by The Manufacturers Life Insurance Company (“MLI”), has completed its $1 billion offering of Manulife Financial Capital Trust II Notes - Series 1 due December 31, 2108.  The notes qualify as Tier 1 capital of MLI for regulatory purposes.

“The robust interest in this offering is a clear sign of investor confidence in Manulife. This adds both capital and flexibility to our corporate structure, moving us closer towards our goal of establishing fortress levels of capital,” said Donald Guloien, President and CEO.

The offering was underwritten by a syndicate of investment dealers led by RBC Capital Markets and National Bank Financial.

The securities have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the securities in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
David Paterson
(w) 416-852-7792
(cell) 416-456-3621
david_paterson@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com